Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.

Commission File No.: 333-248568

The following communication was made available by Livongo Health, Inc. on Twitter on October 16, 2020.

(The following transcript, from a video developed by a third party, was made available in the above communication.)

October 16, 2020

Pat Geraghty

The months of living with COVID-19 have forever changed many things in our lives, including how we want to get our healthcare. That is evident by the soaring use of virtual care services, like Teladoc Health, where we can talk to a doctor 24 hours a day from our homes, our offices, or anywhere else. Many of our members and customers quickly adapted to virtual care for their medical needs during the pandemic. What started as a necessity soon became a choice because of the convenience of virtual health. Partnering with industry leading companies will continue to help us meet our members changing needs and growing expectations. That’s why we are excited to be working with Livongo, a company that helps people with chronic conditions live better and healthier lives. In August, Teladoc Health and Livongo announced a merger to create the global leader in consumer centered virtual care.

Together, they will offer some of our Florida Blue members with diabetes an enhanced end-to-end virtual care experience, all through our very own OnLife health platform. By integrating Teladoc’s best-in-class virtual care platform with Livongo’s ability to provide useful insights to members, in real time, we’re providing our members with a single access point for whole-person care, which will help drive better health outcomes and lower costs. And it allows members to manage their health on their own terms. This is a great example of how three critical pieces of our enterprise, our diversified businesses, GuideWell Health, and Florida Blue can come together to meet our members evolving needs in innovative ways, both during the pandemic and beyond.

(The following article, written by a third party, was made available via a link provided in the above communication.)

Livongo Signs Strategic Partnership with GuideWell Accelerating Care Delivery to Vulnerable Populations

Posted on October 16, 2020 - Consumerism, Delivery of Health Care, Innovation

Leveraging Teladoc Health’s existing partnership, GuideWell members will have access to Livongo’s end-to-end virtual care experience for diabetes

GuideWell Mutual Holding Corporation (GuideWell), the parent to a family of forward-thinking companies focused on transforming health care, announced a strategic agreement today with Livongo (Nasdaq: LVGO) the leading Applied Health Signals company empowering people with chronic conditions to live better and healthier lives.

Florida Blue, a GuideWell subsidiary and the Blue Cross and Blue Shield plan of Florida, will provide access to Livongo for Diabetes to select members.

Access to Livongo for Diabetes will be provided through GuideWell’s consumer engagement solution, Onlife Health, which helps guide health plan members through their health care journeys.

Florida Blue currently offers Teladoc Health’s general medicine virtual program to Florida Blue members and is expanding this service offering to include behavioral health in 2021. In August, Teladoc Health and Livongo announced a planned merger agreement to create the global leader in consumer-centered virtual care.

“Offering tools and resources that improve access to care during the COVID-19 pandemic is critical,” said Pat Geraghty, President and CEO of GuideWell and Florida Blue. “Beyond the pandemic, the expectations of the consumer experience and care delivery are forever changed. With Teladoc, we have experienced the clear benefits of virtual care and through a new partnership with Livongo, we are excited to offer additional resources for diabetes management that provides the tools for members to manage their health on their terms. ”

Together, Teladoc and Livongo will offer select Florida Blue members living with diabetes an end-to-end virtual care experience including connected devices, advanced data science, and telehealth – all via the Onlife Health platform. By integrating Teladoc’s best-in-class virtual care platform with Livongo’s highly sophisticated capabilities to aggregate data and provide useful insights to members in real time, the combined entity will provide health consumers a single access point for whole-person care regardless of clinical situation, driving better health outcomes and lower costs.

“Livongo is proud to partner with Florida Blue to provide our proven chronic condition management solution to Florida Blue members,” said Glen Tullman, Livongo Founder and Executive Chairman. “By leveraging our reseller agreement with Teladoc Health, we were able to accelerate the collaboration, and offer our services to people in a critical moment when caring for our vulnerable populations is of the utmost importance. This innovative relationship is a great example of how we can combine technology with the empathy so critical to a great health and care experience that meets people where they are and wherever they are.”

As of August 5, 2020, Livongo has more than 1,300 clients, including more than 30 percent of Fortune 500 companies, four of the top seven health plans, health systems, government organizations, and labor unions.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that the anticipated U.S. federal income tax treatment of the transaction is not obtained; litigation relating to the potential transaction that have been or could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc has filed a registration statement on Form S-4 (File No. 333-248568) with the SEC containing a prospectus of Teladoc that also constitutes a definitive joint proxy statement of each of Teladoc and Livongo. The registration statement, as amended, was declared effective by the SEC on September 15, 2020. Each of Teladoc and Livongo commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively, on or about September 15, 2020. Teladoc and Livongo may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by

Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.